Filed by SeaChange International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Triller Hold Co LLC

(Commission File No. 333-262880)

“Triller’s Twosday” - Today on 2.22.22 SeaChange and Triller

Jointly Announce Filing of a Registration Statement on S-4 in Connection

with their Proposed Business Combination

Los Angeles, CA and Boston, MA - 2.22.22: On the auspicious day of “Twosday” SeaChange International, Inc. (“SeaChange”) (NASDAQ: SEAC) has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with the previously announced proposed business combination with Triller Hold Co LLC (“TrillerVerz”), a critical step to completing the public merger.

While the Registration Statement has not yet been declared effective by the SEC, and the information contained therein is subject to change, it provides important information about TrillerVerz and SeaChange and the proposed business combination.

The surviving corporation of the proposed business combination between TrillerVerz and SeaChange, upon approval by the Nasdaq stock market (“Nasdaq”) and completion of the proposed business combination, and the satisfaction of the other closing conditions, is expected to be listed on Nasdaq under the new ticker symbol “ILLR.” SeaChange will also be renamed TrillerVerz Corp. upon the closing of the transaction.

“We are incredibly proud of this step forward for TrillerVerz and SeaChange. Today is not just a step forward for us, but for creators globally,” said Mahi de Silva, Chief Executive Officer of TrillerVerz. “We are building one of the world’s most innovative platform for creators, content, and commerce, a place for creators and brands to break free of the current ‘walled garden jail’ of social media platforms. Today’s news, while a milestone, is just the beginning.”

“We are thrilled as we progress towards completing the transaction,” said Peter D. Aquino, President and Chief Executive Officer of SeaChange. “We believe this business combination will provide significant value for our stockholders and allows them the opportunity to participate in a very exciting future alongside Triller.”

About TrillerVerz

TrillerVerz is the AI-powered open garden technology platform for creators. Pairing music culture with sports, fashion, entertainment, and influencers through a 360-degree view of content and technology, TrillerVerz encourages its influencers to post the content created on the app across different social media platforms and uses proprietary AI technology to push and track their content virally to affiliated and non-affiliated sites and networks, enabling them to reach millions of additional users. TrillerVerz additionally owns VERZUZ, the live-stream music platform launched by Swizz Beatz and Timbaland; Amplify.ai, a leading customer engagement platform; FITE, a premier global PPV, AVOD, and SVOD streaming site; and Thuzio, a leader in B2B premium influencer events and experiences.

About SeaChange

SeaChange provides first-class video streaming, linear TV, and video advertising technology for operators, content owners, and broadcasters globally. The SeaChange technology enables operators, broadcasters, and content owners to cost-effectively launch and grow premium linear TV and direct-to-consumer streaming services to manage, curate, and monetize their content. SeaChange helps protect existing and develop new and incremental advertising revenues for traditional linear TV and streaming services with its unique advertising technology. SeaChange enjoys a rich heritage of nearly three decades of delivering premium video software solutions to its global customer base.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, SeaChange has filed a preliminary proxy statement/prospectus and plans to file other relevant materials with the SEC, including amendments to the Registration Statement, which will include a definitive proxy statement/prospectus of SeaChange relating to the proposed business combination. Any definitive proxy statement/prospectus of SeaChange will be mailed to stockholders of SeaChange if and when available. INVESTORS AND SECURITY HOLDERS OF SEACHANGE AND TRILLERVERZ ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEACHANGE, TRILLERVERZ, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the preliminary and definitive proxy statement/prospectus and other documents filed by SeaChange with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SeaChange with the SEC by written request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, MA 02115-3135, Attention: Elaine Martel, Corporate Secretary.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

SeaChange and TrillerVerz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SeaChange in connection with the proposed business combination. Additional information regarding the special interests of these directors and executive officers in the proposed business combination will be included in the proxy statement/prospectus referred to above. Investors and security holders will be able to obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Information about SeaChange’s directors and executive officers is included in SeaChange’s definitive proxy statement and other documents filed with the SEC. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of SeaChange at the address above. Information about TrillerVerz’s directors and executive officers will be included in the proxy statement/prospectus referred to above.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange’s and TrillerVerz’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed business combination and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed business combination, the expected trading of the combined company’s shares of common stock on Nasdaq, the expected timing and likelihood of completion of the business combination, the expected value of TrillerVerz and of the combined company and opportunities relating to or resulting from the business combination), and statements regarding the nature and commercial success of TrillerVerz and the combined company, commercialization and marketing capabilities and strategy of TrillerVerz and the combined company. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates, and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the business combination, including the need for stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed business combination; the ability of SeaChange to remain listed on Nasdaq; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed business combination; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed business combination; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SeaChange’s most recent annual report, subsequent quarterly reports and in other filings SeaChange makes with the SEC from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. SeaChange or TrillerVerz undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SeaChange Contact:

Matt Glover and Jeff Grampp, CFA

Gateway Group, Inc.

949-574-3860

SEAC@gatewayir.com

TrillerVerz Contact

Brian O’Shaughnessy

Head Of Communications, TrillerVerz

2121 Avenue of the Stars

2320

Los Angeles, CA 90067

650-556 -6885

boshaughnessy@Triller.co

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/2ce29bd4-bdab-4755-9e6f-adf11c70695a